Exhibit 99.1

Baozun Announces Third Quarter 2019 Unaudited Financial Results

SHANGHAI, CHINA – November 21, 2019 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

●	Total net revenues were RMB1,503.1 million (US$[1]210.3 million), an increase of 35.3% year-over-year. Services revenue was RMB840.8 million (US$117.6 million), an increase of 38.7% year-over-year.

●	Income from operations was RMB56.1 million (US$7.8 million), an increase of 42.7% year-over-year. Operating margin was 3.7%, compared with 3.5% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB75.9 million (US$10.6 million), an increase of 24.1% year-over-year. Non-GAAP operating margin was 5.1%, compared with 5.5% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB39.4 million (US$5.5 million), an increase of 32.1% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB59.0 million (US$8.3 million), an increase of 14.6% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS”)[4] were RMB0.68 (US$0.10) and RMB0.66 (US$0.09), respectively, compared with RMB0.52 and RMB0.50, respectively, for the same period of 2018.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB1.01 (US$0.14) and RMB0.99 (US$0.14), respectively, compared with RMB0.90 and RMB0.86, respectively, for the same period of 2018.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Third Quarter 2019 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB9,081.8 million, an increase of 42.8% year-over-year.

●	Distribution GMV[7] was RMB739.8 million, an increase of 27.3% year-over-year.

●	Non-distribution GMV[8] was RMB8,342.0 million, an increase of 44.3% year-over-year.

●	Number of brand partners increased to 223 as of September 30, 2019, from 172 as of September 30, 2018.

●	Number of GMV brand partners increased to 214 as of September 30, 2019, from 166 as of September 30, 2018.

“GMV during the quarter continued to grow strongly, increasing 43% year-over-year despite the impact from terminating our service agreement with one electronics brand and a challenging macroeconomic environment,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “As e-commerce in China continues to evolve and become more interactive and engaging, we are seeing brands choose to pursue quality-conscious customers by enhancing user engagement and offering a more refined and customized shopping experience. We believe our core value in being a strategic technology enabler for brand partners will continue to create significant growth opportunities for us and build upon our solid foundation for long-term sustainable growth.”

Mr. Robin Lu, Chief Financial Officer of Baozun commented, “We are glad to see incremental contribution to GMV from newly-acquired brands, and more encouragingly, we are capitalizing on a number of emerging opportunities that will drive growth going forward. We believe these solid results validate our strategic decision to both optimize our brand portfolio towards higher-quality growth and reinvest our profits to capture select emerging opportunities. With our strategy opening up capacity and expanding our addressable market, and strong results during Singles Day, we currently expect GMV to grow by 45% to 50% year-over-year for the fourth quarter of 2019. We look forward the eventual conversion of incremental GMV growth into revenue growth over the next few quarters as our service penetrates and new brand partners gradually ramp up operations.”

Third Quarter 2019 Financial Results

Total net revenues were RMB1,503.1 million (US$210.3 million), an increase of 35.3% from RMB1,110.8 million in the same quarter of last year.

Product sales revenue was RMB662.3 million (US$92.7 million), an increase of 31.3% from RMB504.5 million in the same quarter of last year. The increase was primarily attributable to the acquisition of new brand partners, the increased popularity of brand partners’ products, and Baozun’s increasingly effective marketing and promotional campaigns.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Services revenue was RMB840.8 million (US$117.6 million), an increase of 38.7% from RMB606.2 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model, and in particular, strong growth in digital marketing services.

Total operating expenses were RMB1,447.0 million (US$202.4 million), compared with RMB1,071.5 million in the same quarter of last year.

●	Cost of products was RMB529.0 million (US$74.0 million), compared with RMB401.2 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB333.4 million (US$46.6 million), compared with RMB262.0 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s distribution and consignment model and warehouse rental expenses, an increase in warehouse capacity to address additional growth opportunities, which were partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB443.1 million (US$62.0 million), compared with RMB301.1 million in the same quarter of last year. The increase was in line with GMV growth and an increase in digital marketing services, which were partially offset by efficiency improvements.

●	Technology and content expenses were RMB94.1 million (US$13.2 million), compared with RMB69.5 million in the same quarter of last year. The increase was in line with GMV growth, and the Company’s continuous efforts in investments in innovation and productization.

●	General and administrative expenses were RMB51.7 million (US$7.2 million), compared with RMB41.0 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB56.1 million (US$7.8 million), compared with RMB39.3 million in the same quarter of last year. Operating margin was 3.7%, compared with 3.5% in the same quarter of last year.

Non-GAAP income from operations was RMB75.9 million (US$10.6 million), compared with RMB61.2 million in the same quarter of last year. Non-GAAP operating margin was 5.1%, compared with 5.5% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB39.4 million (US$5.5 million), an increase of 32.1% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.68 (US$0.10) and RMB0.66 (US$0.09), respectively, compared with RMB0.52 and RMB0.50, respectively, in the same period of 2018.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB59.0 million (US$8.3 million), an increase of 14.6% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.01 (US$0.14) and RMB0.99 (US$0.14), respectively, compared with RMB0.90 and RMB0.86, respectively, in the same period of 2018.

As of September 30, 2019, the Company had RMB2,154.0 million (US$301.4 million) in cash, cash equivalents and short-term investment, an increase from RMB513.9 million as of December 31, 2018.

Business Outlook

The Company expects total net revenues to be between RMB2,700 million and RMB2,750 million for the fourth quarter of 2019, which represents a year-over-year growth rate of 23% to 25%. The Company anticipates that services revenue will grow in-line with total net revenue on a year-over-year basis.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Thursday, November 21, 2019 (9:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
U.S. Toll Free	+1-845-675-0437
Mainland China Toll Free	400-620-8038 or 800-819-0121
Hong Kong	+852-3018-6771
Passcode:	9857438#

A telephone replay of the call will be available after the conclusion of the conference call through 08:59 p.m. Beijing Time, November 28, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Passcode:	9857438#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, the Company’s statement about its expectations for Company performance in the fourth quarter of 2019 is a forward-looking statement and is inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	457,340	1,085,691	151,894
Restricted cash	56,074	198,326	27,747
Short-term investment	56,535	1,068,321	149,464
Accounts receivable, net	1,547,631	1,269,283	177,579
Inventories	650,348	853,805	119,452
Advances to suppliers	166,076	405,632	56,750
Prepayments and other current assets	286,149	264,935	37,066
Amounts due from related parties	32,270	19,522	2,731
Total current assets	3,252,423	5,165,515	722,683

Non-current assets
Restricted cash	69,441	-	-
Investments in equity investees	33,974	40,119	5,613
Property and equipment, net	402,740	412,234	57,674
Intangible assets, net	132,393	147,980	20,703
Land use right, net	43,593	42,823	5,991
Right-of-use assets[1]	-	455,182	63,682
Goodwill	13,158	13,158	1,841
Other non-current assets	30,021	31,014	4,339
Deferred tax assets	38,081	38,517	5,389
Total non-current assets	763,401	1,181,027	165,232

Total assets	4,015,824	6,346,542	887,915

1 In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases. The Company adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods.

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	436,200	292,000	40,852
Accounts payable	886,340	401,517	56,173
Notes payable	26,770	503,190	70,399
Income tax payables	62,764	33,499	4,687
Accrued expenses and other current liabilities	322,668	336,569	47,088
Amounts due to related parties	13,994	3,537	495
Operating lease liabilities[1]	-	139,565	19,526
Total current liabilities	1,748,736	1,709,877	239,220

Long-term loan	68,753	1,890,559	264,499
Deferred tax liability	3,319	3,026	423
Operating lease liabilities[1]	-	322,801	45,162
Total non-current liabilities	72,072	2,216,386	310,084

Total liabilities	1,820,808	3,926,263	549,304

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 159,247,873 and 173,966,961 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	98	107	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	8	8	1
Additional paid-in capital	1,903,503	1,993,940	278,962
Retained earnings	244,712	385,135	53,884
Accumulated other comprehensive income	29,222	19,947	2,791

Total Baozun Inc. shareholders' equity	2,177,543	2,399,137	335,653

Noncontrolling interests	17,473	21,142	2,958
Total equity	2,195,016	2,420,279	338,611

Total liabilities and shareholders' equity	4,015,824	6,346,542	887,915

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2018	2019
	RMB	RMB	US$

Net revenues
Product sales	504,534	662,334	92,664
Services	606,227	840,760	117,627
Total net revenues	1,110,761	1,503,094	210,291

Operating expenses (1)
Cost of products	(401,222)	(528,975)	(74,006)
Fulfillment	(262,014)	(333,350)	(46,637)
Sales and marketing (2)	(301,082)	(443,097)	(61,992)
Technology and content	(69,514)	(94,101)	(13,165)
General and administrative	(41,034)	(51,732)	(7,238)
Other operating income, net	3,399	4,243	594
Total operating expenses	(1,071,467)	(1,447,012)	(202,444)
Income from operations	39,294	56,082	7,847
Other income (expenses)
Interest income	2,203	14,444	2,021
Interest expense	(1,733)	(16,886)	(2,362)
Exchange loss	(2,133)	(1,257)	(176)
Income before income tax and share of income (loss) in equity method investment	37,631	52,383	7,330
Income tax expense (3)	(7,994)	(13,561)	(1,897)
Share of income (loss) in equity method investment, net of tax of nil	(243)	146	20
Net income	29,394	38,968	5,453

Net loss attributable to noncontrolling interests	393	384	54
Net income attributable to ordinary shareholders of Baozun Inc.	29,787	39,352	5,507

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.17	0.23	0.03
Diluted	0.17	0.22	0.03
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.52	0.68	0.10
Diluted	0.50	0.66	0.09
Weighted average shares used in calculating net income per ordinary share
Basic	170,940,612	174,343,867	174,343,867
Diluted	178,862,592	179,098,979	179,098,979

Net income	29,394	38,968	5,453
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	11,484	(3,081)	(431)
Comprehensive income	40,878	35,887	5,022

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2018	2019
	RMB	RMB	US$

Fulfillment	1,610	2,382	333
Sales and marketing	7,707	5,840	817
Technology and content	3,690	2,861	400
General and administrative	8,497	8,378	1,172
	21,504	19,461	2,722

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended September 30, 2018 and 2019.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended September 30, 2018 and 2019.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended September 30,
	2018	2019
	RMB	RMB	US$

Income from operations	39,294	56,082	7,847
Add: Share-based compensation expenses	21,504	19,461	2,722
Amortization of intangible assets resulting from business acquisition	391	391	55
Non-GAAP income from operations	61,189	75,934	10,624

Net Income	29,394	38,968	5,453
Add: Share-based compensation expenses	21,504	19,461	2,722
Amortization of intangible assets resulting from business acquisition	391	391	55
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(14)
Non-GAAP net income	51,191	58,722	8,216

Net income attributable to ordinary shareholders of Baozun Inc.	29,787	39,352	5,507
Add: Share-based compensation expenses	21,504	19,461	2,722
Amortization of intangible assets resulting from business acquisition	199	199	28
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(7)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	51,440	58,962	8,250

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.90	1.01	0.14
Diluted	0.86	0.99	0.14
Weighted average shares used in calculating net income per ordinary share
Basic	170,940,612	174,343,867	174,343,867
Diluted	178,862,592	179,098,979	179,098,979